Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF

DIRECTORS AND SUPERVISORS

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS AND THE GENERAL MANDATE TO ISSUE SHARES, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 22 May 2014 at 9 a.m. is set out on pages 13 to 18 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

4 April 2014

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 22 May 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“AGM Notice”	the notice of the AGM as set out on pages 13 to 18 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“Company” or “the Company”	PetroChina Company Limited , a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Zhou Jiping (Chairman)	World Tower
Li Xinhua	16 Andelu
Liao Yongyuan	Dongcheng District
Wang Guoliang	Beijing 100011
Wang Dongjin	PRC
Yu Baocai Liu Hongru* Franco Bernabè* Li Yongwu* Cui Junhui* Chen Zhiwu*	Office Address:
9 Dongzhimen North Street
Dongcheng District
Beijing 100007
PRC

*	Independent non-executive Directors

4 April 2014

To the Shareholders

Dear Sirs,

ELECTION AND APPOINTMENT OF

DIRECTORS AND SUPERVISORS

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the election and the appointment of Directors and Supervisors and the Share Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

The term of the fifth session of the Board and the fifth session of the Supervisory Committee of the Company shall expire on the date of the 2013 annual general meeting (namely 22 May 2014). Ordinary resolutions for approving the appointment of the following candidates as Directors of the sixth session of the Board and Supervisors of the sixth session of the Supervisory Committee will be put forward to the Shareholders at the forthcoming AGM, respectively. The term of office of the Directors and Supervisors, if elected, will be three years, which will commence on 22 May 2014 and expire on the date of the 2016 annual general meeting of the Company to be held in 2017. The Directors’ emoluments and the Supervisors’ emoluments will be fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Directors’ and the Supervisors’ duties, responsibilities and performance and the results of the Group.

Proposed Re-election or Election of Directors

In accordance with the Articles of Association, the Board shall be composed of 11 to 15 members and all Directors will hold office for a term of not more than three years for each session. Therefore, the sixth session of the Board shall be elected at the forthcoming AGM by the Shareholders. The current session of the Board shall continue to perform its functions till the sixth session of the Board is elected. The sixth session of the Board shall be composed of 11 members. Set out below are the 9 currently confirmed candidates of Directors (the “Director Candidates”) of the six session of the Board for consideration and approval by way of ordinary resolutions by the Shareholders at the AGM. The Company will provide the Shareholders with information regarding the remaining 2 Director Candidates in due course either in a supplemental circular or by way of an announcement.

Director Candidate	Current position in the Company	Proposals

Mr Zhou Jiping	Chairman	Re-elected to be a Director
Mr Liao Yongyuan	Executive Director/Vice President	Re-elected to be a Director
Mr Wang Dongjin	Executive Director/President	Re-elected to be a Director
Mr Yu Baocai	Non-Executive Director	Re-elected to be a Director
Mr Shen Diancheng	–	Elected to be a Director
Mr Liu Yuezhen	–	Elected to be a Director
Mr Liu Hongbin	Vice President	Elected to be a Director
Mr Chen Zhiwu	Independent Non-Executive Director	Re-elected to be an independent non-executive Director
Mr Richard H. Matzke	–	Elected to be an independent non- executive Director

LETTER FROM THE BOARD

The biographical details of the Director Candidates are set out below:

Zhou Jiping, aged 62, is the Chairman of the Company and concurrently the chairman of China National Petroleum Corporation (the “CNPC”). Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has over 40 years of working experience in China’s petrochemical industry. In November 1996, he was appointed as the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. From August 2001, he worked as the assistant to the general manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. From December 2003, Mr Zhou was a deputy general manager of CNPC. Mr Zhou was appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008. In October 2011, Mr Zhou became a director and the general manager of CNPC. Since April 2013, Mr Zhou has been the Chairman and President of the Company and concurrently served as the chairman of CNPC. Mr Zhou ceased to concurrently serve as President of the Company from July 2013.

Liao Yongyuan, aged 51, is a Director and Vice President of the Company and concurrently a director and the general manager of CNPC. Mr Liao is a professor-level senior engineer and holds a doctor’s degree. He has over 30 years of working experience in China’s oil and gas industry. He was the deputy director of the new zone exploration and development department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He worked as the assistant to the general manager of CNPC from January 2004 and was concurrently the head of the Coordination Team for Oil Enterprises in Sichuan and Chongqing and a director of the Sichuan Petroleum Administration Bureau from April 2004. He was appointed as a Vice President of the Company in November 2005, a deputy general manager of CNPC in February 2007, the safety director of CNPC in July 2007, and a Director of the Company in May 2008. Mr Liao ceased to be a safety director of CNPC from February 2012. Mr Liao was appointed as a director and the general manager of CNPC in May 2013.

Wang Dongjin, aged 51, is a Director and President of the Company and concurrently the deputy general manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctor’s degree. Mr Wang has over 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang worked as the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. From October 2002, he worked as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. In September 2008, Mr Wang was appointed as the deputy general manager of CNPC. In May 2011, Mr Wang was appointed as a Director of the Company. In July 2013, Mr Wang was appointed as President of the Company.

LETTER FROM THE BOARD

Yu Baocai, aged 49, is a Director of the Company and concurrently the deputy general manager of CNPC. Mr Yu is a senior engineer and holds a master’s degree. He has over 25 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he worked as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he worked as the general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the deputy general manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of PRC. In May 2011, Mr Yu was appointed as a Director of the Company.

Shen Diancheng, aged 54, is the deputy general manager and safety director of CNPC. Mr Shen is a professor-level senior engineer and holds a doctor’s degree. Mr Shen has over 30 years of working experience in China’s petrochemical industry. He was appointed as the executive general manager of Daqing Refining and Chemical Branch Company in October 2000, general manager of Liaoyang Petrochemical Branch Company in April 2002, general manager of Jilin Petrochemical Branch Company in November 2005, Vice President of the Company in June 2007 and was concurrently appointed as the general manger of Refinery and Chemical Branch and Marketing Branch of the Company. Mr Shen became the general manager of Refinery and Chemical Branch of the Company in November 2007, and became the deputy general manager of CNPC in April 2011. Mr Shen ceased to be Vice President of the Company and the general manger of Refinery and Chemical Branch of the Company in October 2011. Mr Shen became the safety director of CNPC in February 2012.

Liu Yuezhen, aged 52, is the chief accountant of CNPC. Mr Liu is a researcher-level senior accountant and holds a master’s degree. Mr Liu has over 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manger and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. From November 2006, he served as the chief accountant of CASIC (Group) Company. He has served as the chief accountant of CNPC since December 2013.

LETTER FROM THE BOARD

Liu Hongbin, aged 51, is a Vice President of the Company and concurrently the deputy general manager of CNPC, the executive director and general manager of Daqing Oilfield Company Limited and a director of Daqing Petroleum Administrative Bureau. Mr Liu is a senior engineer and holds a bachelor’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr Liu worked as the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau from May 1991, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the planning department of the Company from March 2002 and the director of the planning department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company in June 2007, and the general manager of the Marketing Branch of the Company in November 2007. Mr Liu was appointed as the deputy general manager of CNPC in July 2013. Mr Liu has concurrently worked as an executive director of Daqing Oilfield Company Limited and a director of Daqing Petroleum Administrative Bureau since August 2013.

Chen Zhiwu, aged 51, is an independent non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr Chen received a bachelor’s degree in science from Central South University of Technology (now the Central South University), a master’s degree in engineering from the National University of Defense Technology of PRC and a doctor’s degree in finance from Yale University of the United States. In June 1990, Mr Chen started his teaching career in the University of Wisconsin – Madison of the United States. From July 1995, he worked at the Ohio State University of the United States and was promoted to associate professor of finance in 1997. In July 1999, Mr Chen became a tenured professor of finance at the Yale School of Management. From November 2010, Mr Chen has served as an independent non-executive director of Bank of Communications Co., Ltd. Mr Chen also serves as the independent non-executive director of Lord Abbett China Asset Management Co., Ltd. and the independent non-executive director of Noah Holdings Limited. In May 2011, Mr Chen was appointed as an independent non-executive Director of the Company.

Richard H. Matzke, aged 76, is an independent director of the board of directors and a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director of the board of directors of PHI Inc. Mr Matzke worked consecutively at the exploration, planning, economic analysis and research department of Chevron Oil Company since 1961. Mr Matzke was elected vice president of Chevron Chemical Company in 1979, named director of Caltex Pacific Indonesia in 1982, appointed as the president of Chevron Canada Resources Ltd in 1986, named president of Chevron Overseas Petroleum Inc., and was elected director of Chevron Chemical Company in 1997. Mr Matzke has been a director of Lukoil ever since his retirement from the board of directors of Chevron Oil Company in 2002 and had served as the Chairman of the Strategy and Investment Committee. Mr Matzke was chairman of the U.S. – Kazakhstan Business Association and U.S. – Azerbaijan Business Association, a member of the Council on Foreign Relations and the US-Russia Business Council, a board member of the National Committee on United States-China Relations, a board member of the Africa-America Institute, a member of the Advisory Board of the Center for Strategic and International Studies, and a counsel for the U.S. International Commerce Chamber. Mr Matzke obtained a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University, and a master’s degree in business administration from St. Mary’s College. Mr Matzke was awarded an honorary medal “For Development of the Russian Oil & Gas Industry” in 2006 and was awarded “Independent Director of the Year” by Russia’s Association of Independent Directors and PricewaterhouseCoopers in the same year.

LETTER FROM THE BOARD

Proposed Re-election or Election of Supervisors

In accordance with the Articles of Association, the Supervisory Committee shall be composed of 9 members, and all Supervisors will hold office for a term of not more than three years for each session. Therefore, the sixth session of the Supervisory Committee shall be elected at the forthcoming AGM by the Shareholders. The current session of the Supervisory Committee shall continue to perform its functions till the sixth session of the Supervisory Committee is elected. Set out below are 5 candidates of Supervisors (the “Supervisor Candidates”) as representing Shareholders of the six session of the Supervisory Committee for consideration and approval by way of ordinary resolutions by the Shareholders at the AGM. If any other candidate of Supervisor is nominated after the despatch of this circular, the Company will notify the Shareholders in due course either in a supplemental circular or by way of an announcement. In addition, in accordance with the Articles of Association, 3 to 4 Supervisors representing employees of the Company shall be elected democratically by the employees representatives’ meeting of the Company. The results of the election of the Supervisors representing employees of the Company will be announced separately.

Supervisor Candidate	Current position in the Company	Proposals

Mr Wang Lixin	Chairman of Supervisory Committee	Re-elected to be a Supervisor
Mr Guo Jinping	Supervisor/general manager of legal department	Re-elected to be a Supervisor
Mr Li Qingyi	Supervisor/general manager of audit department	Re-elected to be a Supervisor
Mr Jia Yimin	General manager of M&A department	Elected to be a Supervisor
Mr Zhang Fengshan	General manager of safety, environment and energy conservation department	Elected to be a Supervisor

The biographical details of the Supervisor Candidates are set out below:

Wang Lixin, aged 58, is the Chairman of the Supervisory Committee of the Company and concurrently a director of CNPC. Mr Wang is a professor-level senior economist and holds a master’s degree. Mr Wang has over 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. From November 2004, he worked as key executive of Shengli Petroleum Administration Bureau and vice chairman of Shengli Oilfield Company Limited. Mr Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the assistant to the general manager of China Petrochemical Corporation in March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC. In October 2011, Mr Wang was appointed as a Supervisor and the Chairman of the Supervisory Committee of the Company. In February 2012, Mr Wang was appointed as a director of CNPC.

LETTER FROM THE BOARD

Guo Jinping, aged 57, is a Supervisor of the Company, and concurrently the general manager of the legal department of the Company and the general counsel and the director of the legal department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with on-job post-graduate qualification. Mr Guo has over 30 years of working experience in China’s oil and gas industry. In November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo worked as the deputy director of the development and research department in CNPC. From September 1999, he worked as the general manager of the legal department of the Company. From September 2005, Mr Guo worked concurrently as the director of the legal department of CNPC. In November 2007, he became the general manager of the legal department of the Company and the general counsel and the director of the legal department of CNPC. In May 2011, Mr Guo was appointed as a Supervisor of the Company.

Li Qingyi, aged 53, is a Supervisor of the Company, and concurrently the general manager of the audit department of the Company, the general manager of the audit department and director of the auditing services centre of CNPC. Mr Li is a senior accountant and holds a master’s degree in economics. He has over 30 years of working experience in China’s oil and gas industry. Mr Li was the chief accountant of Jinxi Oil Refinery from June 1999, deputy general manager and chief accountant of Jinxi Petrochemical from October 1999, director of the M&A department for CNPC from November 2000, general manager of Equipment & Supplies (Group) Company from April 2007, general manager of CNPC Equipment Manufacturing Branch Company from December 2007. He served as the director of CNPC’s auditing services centre from September 2010, the deputy general manger of the audit department and concurrently the director of the auditing services centre of CNPC from August 2011, and the general manger of the audit department and concurrently the director of the auditing services centre of CNPC from September 2012. In May 2013, Mr Li was appointed as a Supervisor of the Company.

Jia Yimin, aged 54, is the general manager of M&A department of the Company, and concurrently the general manager of M&A department of CNPC. Mr Jia is a professor-level senior accountant and holds a master’s degree. He has over 35 years of working experience. Mr Jia was the deputy general manager of the finance department of the Company from February 2000 and the director of the budget planning office of the Company and the director of the budget planning office of CNPC from July 2007, the general manager of the budget planning department of the Company and the general manager of the budget planning department of CNPC from May 2011, the general manager of M&A department of the Company and the general manager of M&A department of CNPC from November 2013.

LETTER FROM THE BOARD

Zhang Fengshan, aged 51, is the general manager of safety, environment and energy conservation department of the Company, and concurrently the general manager of safety, environment and energy conservation department of CNPC. Mr Zhang is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr Zhang was the deputy director of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director of Liaohe Petroleum Exploration Bureau from August 2004, general manager of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr Zhang has been the general manager of safety, environment and energy conservation department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012.

Save as disclosed above, as at the date of this announcement, none of the Director Candidates or Supervisor Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information on each of the Director Candidates and Supervisor Candidates of the Company to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 23 May 2013, a general mandate was granted to the Directors to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate for the Directors, during the period as permitted under the general mandate, to separately or concurrently issue and deal with additional domestic shares and overseas listed foreign shares of the Company of not more than 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM and to make any proposals, enter into any agreements or grant any share options with this regard (the “Share Issue Mandate”). The Directors have no present intention to issue any new Shares pursuant to the Share Issue Mandate and the Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares under the Share Issue Mandate. However, notwithstanding the Directors have been granted the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares if such approval is required pursuant to the relevant PRC laws and regulations while the Company will not be required to convene class meetings of the Shareholders.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

An AGM will be held at 9 a.m. on 22 May 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed Share Issue Mandate by way of special resolution, and the proposed election and appointment of Directors and Supervisors by ordinary resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 13 to 18 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 13 May 2014 (Tuesday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 22 April 2014 to 22 May 2014 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case that the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date give the Shareholders further notice of the matters to be considered, and the date and the place of the meeting by way of public announcement. The Company may then hold the AGM meeting after such public announcement has been made.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the election and appointment of Mr Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen, Mr Liu Hongbin, Mr Chen Zhiwu and Mr Richard H. Matzke as Directors and the election and appointment of Mr Wang Lixin, Mr Guo Jinping, Mr Li Qingyi, Mr Jia Yimin and Mr Zhang Fengshan as Supervisors and the Share Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Zhou Jiping
Chairman

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2013 (the “Annual General Meeting”) will be held at 9 a.m. on 22 May 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2013;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2013;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2013;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2013 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2014;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2014 and to authorise the Board of Directors to determine their remuneration;

7.	(a)	To consider and approve the election of Mr Zhou Jiping as Director of the Company;

	(b)	To consider and approve the election of Mr Liao Yongyuan as Director of the Company;

NOTICE OF ANNUAL GENERAL MEETING

	(c)	To consider and approve the election of Mr Wang Dongjin as Director of the Company;

	(d)	To consider and approve the election of Mr Yu Baocai as Director of the Company;

	(e)	To consider and approve the election of Mr Shen Diancheng as Director of the Company;

	(f)	To consider and approve the election of Mr Liu Yuezhen as Director of the Company;

	(g)	To consider and approve the election of Mr Liu Hongbin as Director of the Company;

	(h)	To consider and approve the election of Mr Chen Zhiwu as independent non-executive Director of the Company;

	(i)	To consider and approve the election of Mr Richard H. Matzke as independent non-executive Director of the Company;

8.	(a)	To consider and approve the election of Mr Wang Lixin as Supervisor of the Company;

	(b)	To consider and approve the election of Mr Guo Jinping as Supervisor of the Company;

	(c)	To consider and approve the election of Mr Li Qingyi as Supervisor of the Company;

	(d)	To consider and approve the election of Mr Jia Yimin as Supervisor of the Company;

	(e)	To consider and approve the election of Mr Zhang Fengshan as Supervisor of the Company.

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

9.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)	Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the Articles of Association of the Company, the Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares and/or overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the start and end date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares and overseas listed foreign shares issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 20% of each of existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; (ii) the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and make such amendments to the Articles of Association of the Company in due course as it thinks fit so as to reflect the increased registered share capital and the new capital structure of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the capital structure of the Company after completion of such issuance.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, regulations, rules or regulatory rules of the places where the Company is listed, or the Articles of Association of the Company.

(g)	In order to facilitate executing the general mandate in accordance with the paragraphs above in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board of Directors comprising Mr Zhou Jiping, Mr Liao Yongyuan and Mr Wang Dongjin and to authorise such committee on the passing of sub-paragraphs (a) to (f) above and within the relevant period of this mandate:

(i)	depending on the actual market conditions, to determine the method of issuance, the target for issuance as well as the amount and proportion of issuance, pricing method and/or price of issuance (including price range), the start and end time, the listing time, use of proceeds and other matters;

(ii)	to engage professional agencies and sign relevant engagement agreements;

(iii)	to sign the underwriting agreement, sponsors agreement, listing agreement and all other documents as considered necessary for executing the general mandate on behalf of the Company;

(iv)	to handle the registration of change in registered share capital and shareholders on a timely basis according to the method, type and amount of the shares issued and the actual situation of the capital structure of the Company;

(v)	to apply for approval, registration, filing and other procedures in connection with the issuance and listing of such shares with the relevant authorities on behalf of the Company;

(vi)	to determine and pay the listing fee and application fee;

NOTICE OF ANNUAL GENERAL MEETING

(vii)	to amend the Articles of Association of the Company and make necessary registration and filing according to the method, type and number of the shares issued and the actual situation of the capital structure of the Company; and

(viii)	to deal with all other procedures and issues as the special committee of the Board of Directors may consider necessary in connection with the issuance. The resolution of such special committee of the Board of Directors shall be approved by at least 2 members of the committee.

(h)	The Board of Directors and the special committee of the Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the Shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained and the special committee of the Board of Directors will only exercise its power under such mandate in accordance with the power granted by the shareholders to the Board of Directors at the Annual General Meeting.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

4 April 2014

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Important: You should first review the annual report of the Company for the year 2013 before appointing a proxy. The annual report for the year 2013 is expected to be dispatched to Shareholders on or before 9 April 2014 to the addresses as shown in the register of members of the Company. The annual report for the year 2013 will include the Report of the Directors for the year 2013, the Report of the Supervisory Committee for the year 2013 and the Audited Financial Statements for the year 2013 for review by the shareholders of the Company.

2.	The register of members of H Shares of the Company will be closed from Tuesday, 22 April 2014 to Thursday, 22 May 2014 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 13 May 2014 are entitled to attend and vote in respect of all resolutions to be proposed at the Annual General Meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Hong Kong

3.	Each Shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his behalf at the Annual General Meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2013, which is expected to be dispatched to the Shareholders on or before 9 April 2014.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorization, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

6.	Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip accompanying each notice of the Annual General Meeting to the Secretariat of the Board of Directors on or before Thursday, 1 May 2014 by hand, by post or by fax.

7.	The Annual General Meeting is expected to last for half a day. Shareholders (in person or by proxy) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

9.	As at the date of this notice, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.